FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    December 2007

Commission File Number    000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007	BRAZAURO RESOURCES CORPORATION Mark E. Jones, III Mark E. Jones, III Chairman

INDEX

1.	Consolidated Financial Statements of Brazauro Resources Corporation For the Nine Months Ended October 31, 2007 and 2006

2.	Management’s Discussion & Analysis For the Three and Nine Months Ended October 31, 2007 and 2006 As of December 21, 2007

3.	Form 52-109F2 - Certification of Interim Filings

3.	Form 52-109F2 - Certification of Interim Filings

2

EXHIBIT 1

Consolidated Financial Statements of

BRAZAURO RESOURCES CORPORATION

For the Nine Months Ended October 31, 2007 and 2006

(Unaudited)

Reader’s Note: These interim consolidated financial statements for the nine months ended October 31, 2007 of Brazauro Resources Corporation (“Brazauro” or the “Company”) have been prepared by management and have not been subject to review by the Company’s auditor.

Brazauro Resources Corporation
Consolidated Balance Sheets (Unaudited)

	October 31, 2007	January 31, 2007

	(In Canadian Dollars)
Assets
Current assets:
Cash and cash equivalents	$5,301,945	$4,846,358
Accounts receivable	9,159	11,125
Prepaid expenses	42,441	13,418
Stock issuance costs (Note 3)	—	58,250

Total current assets	5,353,545	4,929,151

Property and equipment, at cost:
Mineral properties and deferred expenditures (Note 2)	25,860,134	6,368,126
Equipment	92,339	86,240
Accumulated depreciation	(75,882)	(60,413)

Total property and equipment, at cost	25,876,591	6,393,953

Other assets	5,603	6,957

Total assets	$31,235,739	$11,330,061

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$232,380	$298,761
Asset retirement obligations	90,844	112,809
Note payable, less unamortized discount of $18,008 (Note 5)	931,592	—

Total current liabilities	1,254,816	411,570

Note payable, less unamortized discount of $82,076 (Note 5)	867,524	—
Shareholders’ equity:
Common share capital, no par value:
Authorized shares - unlimited
Issued and outstanding shares - 76,437,621
(53,259,288 at January 31, 2007)	74,806,728	53,729,055
Contributed surplus	8,507,052	8,176,729
Deficit	(54,200,381)	(50,987,293)

Total shareholders’ equity	29,113,399	10,918,491

Total liabilities and shareholders’ equity	$31,235,739	$11,330,061

Approved by the Board of Directors:	Director: “Mark E. Jones, III” Director: “Brian C. Irwin”

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Operations (Unaudited)
(In Canadian Dollars)

	Three Months Ended October 31,		Nine Months Ended October 31,
	2007	2006	2007	2006

	(In Canadian Dollars)
Revenues:
Interest income	$70,161	$64,240	$233,184	$216,597
Loss on sale of equipment	—	(3,745)	—	(3,745)

	70,161	60,495	233,184	212,852
Expenses:
General and administrative (Note 7)	549,235	1,181,295	2,165,153	3,747,715
Finance charges	12,346	—	28,117	19,084
Write-down of mineral properties (Note 2)	74,940	—	88,867	87,837
Interest	58,251	—	132,375	—
Foreign exchange (gains) losses	465,892	45,971	1,031,760	136,428

	1,160,664	1,227,266	3,446,272	3,991,064

Net loss for the period	$(1,090,503)	$(1,166,771)	$(3,213,088)	$(3,778,212)

Basic and diluted net loss per share	$(0.01)	$(0.02)	$(0.04)	$(0.07)
Weighted-average number of shares outstanding	76,391,969	53,152,634	74,297,163	53,012,271

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Shareholders’ Equity (Unaudited)
(In Canadian Dollars)

	Common Shares		Contributed		Total Shareholders’
	Number	Amount	Surplus	Deficit	Equity

	(In Canadian Dollars)

Balance at January 31, 2006	52,931,645	$53,432,703	$5,505,767	$(45,793,946)	$13,144,524
Issued for property acquisition	200,000	220,000	—	—	220,000
Stock-based compensation	—	—	2,700,414	—	2,700,414
Issued on exercise of stock
options	127,643	76,352	(29,452)	—	46,900
Net loss for the year	—	—	—	(5,193,347)	(5,193,347)

Balance at January 31, 2007	53,259,288	53,729,055	8,176,729	(50,987,293)	10,918,491
Issued for cash, net of share
issuance cost	9,253,333	7,906,430	—	—	7,906,430
Issued for property acquisition,
net of share issuance costs	13,850,000	13,146,552	—	—	13,146,552
Stock-based compensation	—	—	341,514	—	341,514
Issued on exercise of stock
options	75,000	24,691	(11,191)	—	13,500
Net loss for the period	—	—	—	(3,213,088)	(3,213,088)

Balance at October 31, 2007	76,437,621	$74,806,728	$8,507,052	$(54,200,381)	$29,113,399

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Cash Flows (Unaudited)

	Three Months Ended October 31,		Nine Months Ended October 31,
	2007	2006	2007	2006

	(In Canadian Dollars)
Operating activities
Net loss for the period	$(1,090,503)	$(1,166,771)	$(3,213,088)	$(3,778,212)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation	4,948	7,672	16,306	22,309
Loss on sale of equipment	—	3,745	—	3,745
Stock based compensation	14,765	676,748	341,514	2,181,238
Write-down of mineral properties	74,940	—	88,867	87,837
Interest	35,762	—	109,886	—
Changes in noncash operating working
capital:
Accounts receivable	(2,099)	3,859	—	3,314
Prepaid expenses	(18,606)	(48,431)	(29,481)	(77,948)
Deferred stock issuance costs	—	—	58,250	—
Accounts payable and accrued liabilities	69,083	18,606	79,145	8,425

Net cash used in operating activities	(911,710)	(504,572)	(2,548,601)	(1,549,292)

Investing activities
Mineral property acquisition and
exploration	(1,547,839)	(428,606)	(4,411,350)	(1,823,065)
Equipment and other	—	(8,921)	(7,721)	(25,055)

Net cash used in investing activities	(1,547,839)	(437,527)	(4,419,071)	(1,848,120)

Financing activities
Proceeds from issuances of common
shares	13,500	31,500	7,919,930	33,700

Net cash provided by financing activities	13,500	31,500	7,919,930	33,700
Effect of exchange rate changes on cash	(253,000)	(1,772)	(496,671)	(4,953)

Increase (decrease) in cash and cash
equivalents	(2,699,049)	(912,371)	455,587	(3,368,665)
Cash and cash equivalents, beginning of
period	8,000,994	6,498,892	4,846,358	8,955,186

Cash and cash equivalents, end of period	$5,301,945	$5,586,521	$5,301,945	$5,586,521

See accompanying notes.

See Note 10 for supplemental cash flow disclosure and non-cash investing and financing activities.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2007 and 2006

1.	Basis of Presentation

Brazauro Resources Corporation (“the Company”) is engaged in the acquisition and exploration of mineral properties with the potential for economically recoverable reserves. The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s Form 20-F for the fiscal year ended January 31, 2007. The Company assumes that the users of the interim financial information herein have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context.

In the opinion of management all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended October 31, 2007 are not necessarily indicative of the results that may be expected for the entire year ending January 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

The nature of the Company’s operations results in significant expenditures for the acquisition and exploration of properties. None of the Company’s properties have been proven to have economically recoverable reserves or proven reserves at the current stage of exploration. The recoverability of the carrying value of mineral properties and deferred expenditures is dependent upon a number of factors including the existence of recoverable reserves, the ability of the Company to obtain financing to renew leases and continue exploration and development, and the discovery of recoverable reserves.

2.	Mineral Properties and Deferred Expenditures

The Company cannot guarantee title to all of its Properties as the Properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Certain of the mineral rights held by the Company are held under applications for mineral rights and, until final approval of such applications is received, the Company’s rights to such mineral rights may not materialize and the exact boundaries of the Company’s properties may be subject to adjustment. The Company does not maintain title insurance on its properties.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2007 and 2006

2.	Mineral Properties and Deferred Expenditures (continued)

Brazil Properties

Tocantinzinho Properties

In August 2003 the Company entered into an option to acquire exploration rights to a total of 28,275 hectares in the Tapajós gold district in Pará State, Brazil under an option agreement with two individuals (herein referred to as “optionors”). The option agreement entitles the Company to acquire a 100% interest in the exploration rights to such area (referred to herein as the “Tocantinzinho Properties”) over a four-year period in consideration for the staged payment of $465,000 (U.S.), the staged issuance of 2,600,000 shares of the Company and the expenditure of $1,000,000 (U.S.) on exploration. During April 2007, the Company made a payment to the optionors of $150,000 (U.S.) and 700,000 common shares of the Company. As of October 31, 2007, the Company has made all payments due under the option agreement and has met the requirement to expend $1,000,000 (U.S.) on exploration.

Additionally, the option agreement required the Company to assume all existing obligations of the optionors to certain Brazilian residents in respect of the mineral rights to the Tocantinzinho Properties (the “Underlying Agreements”) totaling $1,600,000 (U.S.) over a four-year period. At October 31, 2007, the Company has made all payments due under the Underlying Agreements.

The option agreement provides that the optionors may be entitled to a sliding scale gross revenues royalty ranging from 2.5% for gold prices below $400 (U.S.) per ounce to 3.5% for gold prices in excess of $500 (U.S.) per ounce from production in respect of the mineral rights relating to the applications subject to the option agreement.

In fiscal 2006 the Company received exploration licenses in respect of the central 4,000 hectare area of the Tocantinzinho Properties on which it has been focusing its exploration efforts as well as for a 9,315 hectare area forming the north eastern and eastern boundary of the Tocantinzinho Properties. Under the option agreement the Company also holds rights to acquire two other applications for exploration licenses filed with the regulatory authorities in Brazil: one covering 4,275 hectares that lies to the south of the central 4,000 hectare area and one (the “Extension Area”) covering 10,000 hectares that lies immediately to the east but continues well south of the central 4,000 hectare area. The mineralized zone discovered by the Company on the Tocantinzinho Properties starts on the central 4,000 hectare area and extends eastward beyond the boundary of the central 4,000 hectare area into the Extension Area.

During fiscal year 2006, the Company became aware that Talon Metals Corp. (“Talon”, formerly BrazMin Corp.) also had applied for exploration licenses to areas of the Tocantinzinho Properties, including all of the area of the mineralized zone discovered by the Company that lies within the Extension Area. In response, the Company undertook an extensive review of its title position.

At the end of fiscal 2006, as a result of a title review by the Company, it came to the Company’s attention that a long dormant application for a mining license that covered the Extension Area had never been processed by the Departamento Nacional de Produção Mineral (“DNPM”) and was still valid. According to advice from Brazilian counsel, the dormant application carried paramount title to the Extension Area. The Company, through its subsidiary, Jaguar Resources do Brasil Ltda., reached an agreement (“the Extension Area Agreement”) with the holder of such application, Mineração Cachambix Ltda. (“Cachambix”) to acquire its rights to obtain a mining license over the Extension Area, subject to receipt of confirmation from the DNPM of the continued validity of the application for the mining license and the completion of the assignment of the mining license to Jaguar Resources

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2007 and 2006

2.	Mineral Properties and Deferred Expenditures (continued)

do Brasil Ltda. The Company made a payment of $150,000 (U.S.) to Cachambix in fiscal 2007 upon execution of the Extension Area Agreement.

In September 2006, the Company entered into an agreement (“the Title Consolidation Agreement”) with Talon whereby the Company would acquire the shares of Talon’s subsidiaries with interests in the area of the Tocantinzinho Properties, being Resource Holdings 2004 Inc. and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda., in exchange for 13,150,000 shares of the Company.

In December 2006, the Company was informed by the DNPM that the application to which the Extension Area Agreement relates had been confirmed as the paramount title. The Company and Cachambix reached an agreement to modify the Extension Area Agreement in February 2007. Under this modified agreement, the Company acquired all of the outstanding shares of Cachambix by payment of $850,000 (U.S.) plus its agreement to make two future payments of $1,000,000 (U.S.) each to be made to the former shareholders of Cachambix in February 2008 and 2009. The Company’s obligation to make the future payments is secured by the Cachambix shares.

In February 2007, under the terms of the Title Consolidation Agreement, the Company acquired Resource Holdings 2004 Inc. and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda., from Talon in exchange for 13,150,000 common shares of the Company and payment of $50,000 (U.S.). Upon issuance of the common shares, the Company and Talon entered into a Voting Trust and Placement Rights Agreement (the “Voting Agreement”) pursuant to which the Company had the right to direct the voting of the shares issued to Talon except in certain conditions, including but not limited to a merger, amalgamation or a sale of all or substantially all of the Company’s assets. Further, the Company had the right to find purchasers for the shares if Talon wished to sell. The Voting Agreement terminated on the earliest of: (i) the day following the second shareholders meeting after the Voting Agreement is entered into, (ii) eighteen months after the Voting Agreement is entered into, and (iii) the date on which the shares held by Talon and its affiliates represent in the aggregate less than 10% of the then outstanding shares. In February 2007, the shares issued to Talon represented approximately 19.8% of the issued shares of the Company. Prior to the closing of the transaction, Talon did not own beneficially, directly or indirectly, any shares of the Company.

In September 2007, Talon sold 8,214,500 common shares of the Company to several third parties. After the sale Talon holds 4,935,500 shares or approximately 6.5% of the outstanding shares. The Voting Agreement terminated when the holdings of Company common shares by Talon became less than 10% of the Company’s outstanding common shares. The Company and Talon entered into an agreement whereby Talon agreed that it will not sell any of its remaining common shares of the Company for six months without the prior consent of the Company.

The option agreement requires payment of a royalty on the licenses acquired under that agreement. Since the application for the license subject to the option agreement covering the Extension Area (the eastern portion of the deposit) will not be successful due to the presence of a prior owner with mineral rights to that area (being Cachambix, now owned by the Company), the 3.5% NSR is not payable on the Extension Area. The Company estimates that approximately 60 to 65% of the deposit lies within the Extension Area.

Under a separate option agreement, the Company held exploration permits for an additional 16,052 hectares adjacent to the western border of the above Tocantinzinho Properties. The Company has agreed to make payments totaling $300,000 (U.S.) over a period of approximately four years to an individual as a finder’s fee related to this 16,000 hectare property. As of October 31, 2007, the remaining commitment under this agreement is $65,000 (U.S.) to be paid during the year ended October 31, 2008. This additional property is not subject to the option agreement and

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2007 and 2006

2.	Mineral Properties and Deferred Expenditures (continued)

therefore is not subject to the royalty. The Company received an exploration license from the Brazilian regulatory authority with respect to the additional 16,052 hectares in fiscal year 2005, which expired in October 2007. The Company has applied for a new exploration license.

Crepori Property

In July 2006 the Company entered into an option agreement under which it may acquire the exploration license to the 8,175 hectare Crepori Property, located in Pará State, approximately 220 kilometers from Itaituba. The Company has an option to earn 100% of the Crepori Property, with no residual production royalty obligations, by payment of a total of $800,000 (Brazilian Reals) over three years. The remaining payments under the option agreement total approximately $426,000 (U.S.) and are due as follows (all amounts are in U.S. dollars): $37,000 and $388,000, due in fiscal years 2009 and 2010, respectively. The Company may terminate the option agreement at any time without further obligation.

Circulo/ Bom Jardim Property

In the third quarter of fiscal 2007, the Company applied for exploration licenses with the DNPM for a total of approximately 38,000 hectares in Pará State located approximately 190 kilometers southwest from the city of Itaituba. The exploration licenses were granted by the DNPM in September 2007.

Sucuri Property

In July 2006 the Company entered into an option agreement under which it may acquire the exploration license to the 5,400 hectare Sucuri Property, located in Pará State, approximately 390 kilometers from the city of Itaituba, the city nearest to the Company’s Tocantinzinho Properties. The Company had an option to earn 100% of the Sucuri Property by payment of a total of $1,000,000 (Brazilian Reals) over three years. The Company could terminate the option agreement at any time without further obligation. There are no production royalties in the option agreement. In addition to the optioned property, the Company has applied for an exploration license with the DNPM on an additional 4,861 hectares immediately south of the optioned property.

In the first quarter of fiscal 2007, the Company reviewed its exploration results related to the Sucuri property and determined that exploration activities would be suspended during the first quarter of fiscal 2008. Accordingly, the capitalized exploration costs totaling $707,863 and $13,927 were written off in fiscal 2007 and the first quarter of fiscal 2008, respectively. In December 2007 after additional review of the viability of the property, the Company advised the optionor that the Company will release the Sucuri property and no further payments will be made under the agreement. The accumulated acquisition costs totaling $74,940 were written off in the third fiscal quarter of 2008.

Mamoal Property

The Company entered into an option agreement under which it could acquire the exploration license to the 10,000 hectare Mamoal Property, located 30 kilometers southeast of the Company’s Tocantinzinho Properties, in December 2003. The Company had an option to earn 100% of the Mamoal Property by payment of a total of $300,000 (U.S.) over three and one half years. The Company could terminate the option agreement at any time without further obligation. An initial $10,000 (U.S.) payment was made by the Company in December 2003, and the exploration research license was transferred to Jaguar Resources do Brasil Ltda. During fiscal 2005 and 2006, the Company made payments under the option agreement totaling $25,000 (U.S.) and $45,000 (U.S.), respectively.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2007 and 2006

2.	Mineral Properties and Deferred Expenditures (continued)

During fiscal 2005 and 2006, the Company performed exploration activities at the Mamoal Property, including a regional soil auger sampling program, core drilling and a grid soil geochemical survey. The results of the above testing were not encouraging, and the Company ceased exploration of this project in the second quarter of fiscal 2007. An impairment reserve of $906,535 was recorded at January 31, 2006, representing the entire capitalized costs of the Mamoal Property at that date. Additional costs incurred during fiscal 2007 totaling $17,342 were written off in the first quarter of fiscal 2007.

Arkansas Properties

The Company maintained interests in several Arkansas Properties during the period from fiscal 1993 through fiscal 2003. In December 2002, based upon the cumulative exploration results obtained on the Arkansas Properties, the Company made the decision to cease operations in Arkansas.

The Company recorded a reserve for leasehold reclamation costs during the quarter ended April 30, 2003 of approximately $70,000, representing the estimated costs of the Company’s obligation to restore the Arkansas properties to their original condition prior to lease expiration and to perform reclamation activities as required by Arkansas regulatory authorities. The reserve for leasehold reclamation was adjusted during the fourth quarter of fiscal 2004 to $142,554 representing the estimated net present value of the recognized asset retirement obligation at January 31, 2005 based on a total future liability of $150,000. The Company expects to complete the restoration during fiscal 2008.

Mineral properties and deferred expenditures were as follows:

	Balance at January 31 2007	Additions	Impaired Write-Offs	Balance at October 31 2007

Brazilian Properties
Tocantinzinho Properties:
Acquisition costs	$2,577,503	$17,902,131	$—	$20,479,634
Exploration costs:
Drilling	1,564,607	878,906	—	2,443,513
Field expenses	1,487,764	374,584	—	1,862,348
Geological	440,122	94,461	—	534,583
Assay	239,686	89,643	—	329,329

Total exploration costs	3,732,179	1,437,594	—	5,169,773

Total Tocantinzinho Properties	6,309,682	19,339,725	—	25,649,407
Sucuri Property
Acquisition costs	49,818	25,122	(74,940)	—
Exploration costs:
Field expenses	—	10,119	(10,119)	—
Assay	—	3,808	(3,808)	—

Total exploration costs	—	13,927	(13,927)	—

	49,818	39,049	(88,867)	—

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2007 and 2006

2.	Mineral Properties and Deferred Expenditures (continued)

Crepori Property
Acquisition costs	7,742	31,950	—	39,692
Exploration costs:
Field expenses	—	152,303	—	152,303
Assay	—	16,047	—	16,047

Total exploration costs	—	168,350	—	168,350

	7,742	200,300	—	208,042
Circulo/ Bom Jardim Property
Acquisition costs	884	—	—	884
Exploration costs	—	1,348	—	1,348

	884	1,348	—	2,232
Other
Acquisition costs	—	453	—	453
Exploration costs	—	—	—	—

	—	453	—	453

Total acquisition costs	2,635,947	17,959,656	(74,940)	20,520,663
Total exploration costs	3,732,179	1,621,219	(13,927)	5,339,471

Total costs	$6,368,126	$19,580,875	$(88,867)	$25,860,134

3.	Share Capital

During the first quarter of fiscal 2008 the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,328,000. The Company paid a brokerage commission on the placement of $372,960 plus additional share issuance costs totaling $48,610. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at $1.60 until March 2008.

4.	Stock Options

In the first quarter of fiscal 2007, the Company granted incentive stock options to an officer of the Company for the purchase of 250,000 common shares at an exercise price of $1.36 per share through April 1, 2011. In the first quarter of fiscal 2008, the Company amended the exercise price of a total of 400,000 common stock options issued to a consultant to an amended exercise price of $0.86 from original exercise prices of $1.15 and $2.00. In the second quarter of fiscal 2008 the Company granted incentive stock options to an officer, employees and consultants to the Company for the purchase of a total of 650,000 common shares at an exercise price of $0.85 per share through May 11, 2012. During December 2007 the Company granted incentive stock options to directors, officers, and employees for the purchase of a total of 1,550,000 common shares at an exercise price of $0.55 per share through December 18, 2012.

During the third quarter of fiscal 2008 and 2007, respectively, 75,000 and 80,500 common stock options were exercised, and the Company received exercise proceeds totaling $13,500 and $33,700.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2007 and 2006

4.	Stock Options (continued)

The following table summarizes information about stock options outstanding at October 31, 2007:

Range of Exercise Price	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Number of Options Vested	Weighted Average Exercise Price Of Options Vested
$ 0.40 to $ 0.49	479,474	$0.42	1.1	479,474	$0.42
$ 0.85 to $ 0.86	1,000,000	$0.85	3.8	625,000	$0.86
$ 0.92 to $ 1.30	4,228,899	$1.07	1.9	4,228,899	$1.07
$ 2.00	2,143,627	$2.00	2.7	2,143,627	$2.00
Total	7,852,000	$1.26	2.3	7,477,000	$1.28

5.	Notes payable

As discussed in Note 2, in February 2007 the Company entered into an agreement to purchase the shares of Cachambix. The agreement provides for two payments of $1,000,000 (U.S.) each to be paid in February, 2008 and 2009 to the former shareholders of Cachambix. The liabilities due under the Cachambix agreement have been recorded as notes payable as follows (all amounts are in Canadian dollars unless otherwise indicated):

October 31, 2007
Note payable, current, $1,000,000 (U.S.) face amount, non-interest bearing, due February 6, 2008	$ 949,600
Less unamortized discount based on imputed interest rate of 7.6%	(18,008)
Note payable, current, less unamortized discount	$ 931,592

Note payable, long-term, $1,000,000 (U.S.) face amount, non-interest bearing, due February 6, 2009	$ 949,600
Less unamortized discount based on imputed interest rate of 7.6%	(82,076)
Note payable, current, less unamortized discount	$ 867,524

6.	Contingencies

Except as described below, there are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their property is subject.

On May 15, 1998, a legal action styled James Cairns and Stewart Jackson vs. Texas Star Resources Corporation d/b/a Diamond Star, Inc. was filed in the 215th Judicial District Court of Harris County, Texas, Cause No. 9822760 wherein the Plaintiffs allege, among other things, that the Company breached contractual agreements and committed fraud by not timely releasing or causing to be released from an escrow account required by Canadian law certain shares of the Company to which Plaintiffs allege that they were entitled to receive in calendar 1995 and, as a result of the Company’s alleged actions with respect to the release of such shares, the Plaintiffs sought monetary damages for losses in share value, attorney’s fees, court costs, expenses, interest and exemplary damages. In 1999, the litigation against the Company in Houston, Harris County, Texas, was dismissed by the court with prejudice, leaving only the claims of James M. Cairns, Jr. pending in British Columbia, which is generally described below. The legal action in Texas is similar to one filed against the Company in the Supreme Court of British Columbia, Canada, in

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2007 and 2006

6.	Contingencies (continued)

August 1996 styled Cause No. C96493; James M. Cairns, Jr. vs. Texas Star Resources Corporation. In January 1993, the Plaintiffs were issued common stock of the Company in escrow which shares were to be released based on exploration expenditures by the Company on certain of its properties in Arkansas. The escrow requirements were imposed by the Vancouver Stock Exchange. Plaintiffs requested that all of the shares be released in 1995. At that time the Company believed that the release of said shares when requested by the Plaintiffs was inappropriate due to legal requirements and regulatory concerns. The shares were subsequently released to the Plaintiffs. The Company intends to vigorously defend the allegations of the Plaintiffs in the pending litigation in British Columbia and in Texas (if the case is appealed or refiled) and believes it has meritorious defenses to such claims. No proceedings in the action in British Columbia have been taken by the Plaintiff since March 30, 2000. However, the Company cannot provide any assurances that it will be successful, in whole or in part, with respect to its defense of the claims of the Plaintiffs. The outcome of this action is not determinable and no loss provision has been recorded in the financial statements for this item.

7.	General and Administrative Expenses

General and administrative expenses consisted of the following:

	Three Months ended October 31,		Nine Months ended October 31,
	2007	2006	2007	2006

Consulting fees	$ 73,159	$ 156,844	$ 421,226	$ 397,738
Depreciation expense	4,948	7,672	16,306	22,309
Entertainment	15,405	11,471	36,105	32,499
Insurance	10,300	8,815	26,781	15,192
Office expenses	55,749	34,249	138,018	109,600
Professional fees	72,893	79,685	208,464	332,072
Rent	10,986	9,413	30,472	31,378
Repairs and maintenance	4,781	1,260	9,804	6,503
Salary	222,846	799,703	931,472	2,584,160
Shareholder relations	26,497	30,697	200,156	69,348
Travel	51,671	41,486	146,349	146,916

Total	$549,235	$1,181,295	$2,165,153	$3,747,715

8.	Stock Based Compensation

Stock-based compensation related to options granted to employees and non-employees increased the following expenses in the consolidated financial statements of the Company in the three and nine months ended October 31, 2007 and 2006:

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2007 and 2006

8.	Stock Based Compensation

	Three Months ended October 31,		Nine Months ended October 31,
	2007	2006	2007	2006

Consulting	$ —	$ 63,639	$ 124,810	$ 190,917
Salaries	14,765	613,109	216,704	1,990,321

	$ 14,765	$676,748	$ 341,514	$2,181,238

These amounts have also been recorded as contributed surplus on the balance sheet.

The fair value of each option granted has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2008	2007

Expected dividend yield	0	0
Expected volatility	69% to 70%	136
Risk-free interest rate	4.0% to 4.5%	4.0
Expected life	2.5 years	2 years
Weighted average fair value
of options granted	$ 0.38	$ 0.92

9.	Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from United States GAAP. The material differences with respect to these financial statements between Canadian and United States GAAP, and their effect on the Company’s financial statements, are summarized below.

Mineral Properties and Deferred Expenditures

Under Canadian GAAP, companies have the option to defer mineral exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point property costs would be written off. Under United States GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its properties. Accordingly, under United States GAAP, all exploration costs incurred are expensed.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2007 and 2006

9.	Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

The significant differences in the consolidated statements of loss relative to US GAAP were:

	Nine Months Ended October 31

	2007	2006

Net loss in accordance with Canadian GAAP	$(3,213,088)	$(3,778,212)
Deduct:
Deferred exploration expenditures capitalized during the period, net of impaired write-offs during the period	(1,607,292)	(1,102,804)

Net loss in accordance with United States GAAP	$(4,820,380)	$(4,881,016)

Basic and diluted net loss per share (United States GAAP)	$(0.06)	$(0.09)

Weighted average shares outstanding (United States GAAP)	74,297,163	53,012,271

The significant differences in the consolidated balance sheet relative to US GAAP were:

	October 31, 2007	January 31, 2007

Shareholders’ equity - Canadian GAAP	$29,113,399	$10,918,491
Deferred exploration expenditures	(5,339,471)	(3,732,179)

Shareholders’ equity - United States GAAP	$23,773,928	$7,186,312

Mineral properties and deferred exploration expenditures -
Canadian GAAP	$25,860,134	$6,368,126
Deferred exploration expenditures expensed per United States
GAAP	(5,339,471)	(3,732,179)

Acquisition costs of mineral properties - United States GAAP	$20,520,663	$2,635,947

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian dollars)

October 31, 2007 and 2006

9.	Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

The significant differences in the consolidated statement of cash flows relative to US GAAP were:

	Nine Months Ended October 31,
	2007	2006

Net cash used in operations
Canadian GAAP	$(2,548,601)	$(1,549,292)
Deferred exploration expenditures	(1,621,219)	(1,175,177)

US GAAP	(4,169,820)	(2,724,469)

Net cash used in investing activities
Canadian GAAP	(4,419,071)	(1,848,120)
Deferred exploration expenditures	1,621,219	1,175,177

US GAAP	(2,797,852)	(672,943)

Net cash provided by financial activities Canadian GAAP and U.S. GAAP	7,919,930	33,700

10.	Supplemental Cash Flow and Non-Cash Investing and Financing Disclosure

	Nine Months Ended October 31

	2007	2006

Supplemental cash flow disclosure:
Interest paid in cash	$—	$—
Income taxes paid	—	—
Non-cash investing activities:
Shares and notes payable issued for mineral properties	$15,338,257	$220,000

EXHIBIT 2

BRAZAURO RESOURCES CORPORATION

Management’s Discussion & Analysis

For the Three and Nine Months Ended October 31, 2007 and 2006

As of December 21, 2007

The following discussion of the results of operations of Brazauro Resources Corporation for the three and nine months ended October 31, 2007 and 2006 should be read in conjunction with the management-prepared consolidated financial statements and notes thereto for the periods ended October 31, 2007 and 2006 for Brazauro Resources Corporation (“the Company”) and with the consolidated financial statements and notes thereto for the years ended January 31, 2007, 2006 and 2005. The consolidated financial statements referred to above are available for review under the Company’s profile at www.sedar.com.

Forward-Looking Statements

Certain statements in the following Management’s Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; competition; success of operating initiatives; the success (or lack thereof) with respect to the Company’s exploration and development operations on its properties; the Company’s ability to raise capital and the terms thereof; the acquisition of additional mineral properties; changes in business strategy or development plans; exploration and other property writedowns; the continuity, experience and quality of the Company’s management; changes in or failure to comply with government regulations or the lack of government authorization to continue certain projects; the outcome of litigation matters, and other factors referenced from time to time in the Company’s filings with securities regulators. The use in the following Management’s Discussion and Analysis of such words as “believes”, “plans”, “anticipates”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. The success of the Company is dependent on the efforts of the Company, its employees and many other factors including, primarily, its ability to raise additional capital and establishing the economic viability of any of its exploration properties.

A. Business Overview and Summary

The Company is engaged in the business of exploring for and, if warranted, developing mineral properties and is concentrating its current acquisition and exploration efforts on those properties which the Company believes have large scale gold potential. The Company has been focusing on its properties located in the Tapajós Gold District of Brazil’s northerly Pará State.

The Company’s current properties are in the exploration stage and have not been proven to be commercially developable to date. The Company's existing properties are gold prospects in Brazil which were acquired between fiscal years 2004 and 2008. The Company defers and capitalizes expenditures associated with the direct acquisition, evaluation and exploration of mineral properties. When an area is disproved or abandoned, the acquisition costs and related deferred expenditures are written-off. The net capitalized cost of each mineral property is periodically compared to management's estimation of the net realizable value and a write-down is recorded if the net realizable value is less than the cumulative net capitalized costs.

B. Results of Operations

The Company’s mineral properties and deferred expenditures increased to $25,860,134 at October 31, 2007 from $6,368,126 at January 31, 2007 as a result of acquisition costs totaling $17,959,656 and exploration costs totaling $1,621,219 related to the activities on the Company’s Brazilian properties, less the write-off of the exploration costs related to the Sucuri Property of $88,867. As of October 31, 2007, the capitalized costs related to the Company’s primary exploration target, the Tocantinzinho Properties, totaled $25,649,407. The capitalized costs related to the Company’s remaining properties, the Circulo and Crepori Properties, totaled approximately $211,000 as of October 31, 2007.

1

In February 2007, the Company completed its acquisition of the mineral rights to the Tocantinzinho Property as a result of the acquisition of the following three corporations. The Company acquired Resource Holdings 2004 Inc. ("RH 2004", a British Virgin Islands corporation), and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda. ("EIMB", a Brazil corporation), in exchange for the issuance of 13,150,000 common shares of the Company and payment of $50,000 (U.S.) to a third party, Talon Metals Corp. ("Talon", formerly BrazMin Corp.). Additionally, the Company acquired Mineração Cachambix Ltda. ("Cachambix", a Brazil corporation) from third parties by payment of $850,000 (U.S.) and its agreement to make two future payments of $1,000,000 (U.S.) each, due in February 2008 and 2009.

Upon issuance of the common shares, the Company and Talon entered into a Voting Trust and Placement Rights Agreement (the “Voting Agreement”) pursuant to which the Company had the right to direct the voting of the shares issued to Talon except in certain conditions, including but not limited to a merger, amalgamation or a sale of all or substantially all of the Company's assets. Further, the Company had the right to find purchasers for the shares if Talon wishes to sell. The Voting Agreement terminated on the earliest of: (i) the day following the second shareholders meeting after the Voting Agreement is entered into, (ii) eighteen months after the Voting Agreement is entered into, and (iii) the date on which the shares held by Talon and its affiliates represent in the aggregate less than 10% of the then outstanding shares. In February 2007, the shares issued to Talon represented approximately 19.8% of the issued shares of the Company. Prior to the closing of the transaction, Talon did not own beneficially, directly or indirectly, any shares of the Company.

In September 2007, Talon sold 8,214,500 common shares of the Company to several third parties. After the sale Talon holds 4,935,500 shares or approximately 6.5% of the outstanding shares and the Voting Agreement terminated in accordance with its provisions. In conjunction with the sale, the Company and Talon entered into an agreement whereby Talon agreed that it will not sell any of its remaining common shares of the Company for six months without the prior consent of the Company.

During April 2007 the Company made the final option payment of $150,000 (U.S.) and 700,000 common shares of the Company due under the Option Agreement to acquire the Tocantinzinho Properties dated August 2003. In the third quarter of fiscal 2008, the Company incurred acquisition costs totaling approximately $1,156,000 related to the Tocantinzinho Properties, which represent payments for mineral rights under the Underlying Agreements discussed in Note 2 to the Consolidated Financial Statements. During the three quarters ended October 31, 2006, the Company incurred acquisition costs for the Tocantinzinho Properties totaling $822,560, representing lease and option payments under the agreements discussed in Note 2 to the Consolidated Financial Statements.

Exploration costs related to the Tocantinzinho Properties totaled $202,385 and $1,437,594 for the three and nine months ended October 31, 2007, respectively. During the three and nine months ended October 31, 2006, exploration costs related to the Tocantinzinho Properties totaled $111,402 and $902,106, respectively. The exploration costs related to the activities are discussed in the paragraphs below.

The Company completed a diamond drill program consisting of twenty holes (approximately 4000 meters) at the Tocantinzinho Properties during fiscal 2005 in which 19 of 20 holes encountered mineralization. The Company completed a follow-up fourteen-hole Phase III drilling program at the Tocantinzinho Properties in fiscal 2006. In fiscal 2007, the Company completed the Phase IV diamond drilling campaign, consisting of twelve core holes for a total of 3,022 meters, at the Tocantinzinho Properties.

In December 2006, the Company received a NI 43-101 qualified estimate of the gold resource at the Tocantinzinho Properties. The Company commenced an 18-hole drilling campaign at the Tocantinzinho Properties in the first quarter of fiscal 2008 which was completed in the second quarter of fiscal 2008. Bulk flotation and cyanidation tests were conducted on ore from the Tocantinzinho Properties during August 2007. Additionally, the Company commissioned an independent, preliminary scoping study at the Tocantinzinho Properties, and results from the study were released in the third fiscal quarter of 2008. In the fourth quarter of fiscal 2008, the Company commissioned and received an additional preliminary scoping study at the Tocantinzinho Properties, and results from that study were released in December 2007.

2

The Company has not received any revenues from mining operations since inception. During the three and nine months ended October 31, 2007 and 2006, the Company's revenues were comprised primarily of interest income on proceeds received from prior financings.

General and administrative expenses totaled approximately $549,000 during the third quarter of fiscal 2008 as compared to approximately $1,181,000 during the third quarter of fiscal 2007, representing a decrease of approximately $632,000 or 54%. Included in general and administrative expenses during the third quarters of fiscal 2008 and 2007 were approximately $15,000 and $677,000, respectively, of stock compensation expense recorded using the fair value method. The Company’s common stock options vest over a period of 18 months, with 25% of the common stock options vesting upon the date of issuance and 12.5% of the common stock options vesting each quarter thereafter. The decrease in the stock compensation expense from the third quarter of fiscal 2007 to the third quarter of fiscal 2008 is due to the decrease in the numbers of options issued over the past three fiscal years. A total of 4,100,000 options were issued in fiscal 2006, 250,000 options were issued in fiscal 2007, and 650,000 options have been issued to date in fiscal 2008. Therefore, in the third quarter of fiscal 2007 stock compensation included the vesting for the aggregate of the options issued in fiscal 2006 and 2007, while the third quarter of fiscal 2008 included the vesting for the aggregate of the options issued in fiscal 2007 and 2008. After adjusting for the effects of stock compensation expense on general and administrative expenses, the remaining general and administrative expenses totaled approximately $534,000 and $505,000 for the quarters ended October 31, 2007 and 2006, respectively, which represents an increase of 6%.

General and administrative expenses totaled approximately $2,165,000 for the nine months ended October 31, 2007 as compared to a total of approximately $3,748,000 for the nine months ended October 31, 2006, a decrease of $1,583,000 or 42%. As discussed above, this decrease is primarily due to the decrease of approximately $1,840,000 in stock compensation expense from $2,181,000 for the nine months ended October 31, 2006 to $342,000 for the nine months ended October 31, 2007, for the reasons discussed in the preceding paragraph. After adjusting for the effects of stock compensation expense on general and administrative expenses, the remaining general and administrative expenses totaled $1,824,000 and $1,566,000 for the nine months ended October 31, 2007 and 2006, respectively, which represents an increase of 16%. Consulting and salary expenses (exclusive of stock compensation expense) increased by approximately $211,000 from the three quarters ended October 31, 2006 to the three quarters ended October 31, 2007. The increase was primarily due to bonuses granted in fiscal 2008 to directors, officers, employees and consultants of approximately $167,000.

The Company anticipates that general and administrative expenses during the remaining quarter of fiscal 2008 will increase from the level experienced in the first three quarters of fiscal 2008 as the Company incurs additional consulting and exploration expenditures related to the Brazilian Properties.

Selected Quarterly Financial Information

For the three months ended	Net Revenues	Net Loss	Basic and Diluted Net Loss Per Share
	(In Canadian dollars)
	(000's except for net loss per common share data)
October 31, 2005	69	(2,242)	(0.04)
January 31, 2006	86	(2,746)	(0.06)
April 30, 2006	77	(1,407)	(0.03)
July 31, 2006	76	(1,204)	(0.02)
October 31, 2006	60	(1,167)	(0.02)
January 31, 2007	49	(1,415)	(0.03)
April 30, 2007	69	(1,263)	(0.02)

3

July 31, 2007	93	(859)	(0.01)
October 31, 2007	70	(1,091)	(0.01)

Differences Between Canadian and United States Generally Accepted Accounting Principles

At the present stage of the Company's business development, there are no significant differences between Canadian and United States generally accepted accounting principles that impact the Consolidated Balance Sheets, the Consolidated Statements of Operations, the Consolidated Statements of Shareholders' Equity and the Consolidated Statements of Cash Flows except for the deferral and capitalization of mineral properties and deferred expenditures as discussed in Note 9 to the Notes to Consolidated Financial Statements.

Impact of Inflation.

As the Company is not anticipating recording sales and revenues from operations in the short term, a discussion of the effect of inflation and changing prices on its operations is not relevant.

C. Financial Condition; Liquidity and Capital Resources.

As of October 31, 2007, the Company had working capital of $4,098,729 as compared to working capital of $4,517,581 at January 31, 2007. At October 31, 2007, the Company had current assets of $5,343,545, including $5,301,945 in cash and $51,600 in other current assets compared to total current liabilities of $1,254,816.

During March 2007 the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,328,000. The Company paid a brokerage commission on the placement of $372,960. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at $1.60 for one year.

All financings described herein were private placements and were made pursuant to the private placement laws of Canada and pursuant to the exemptions provided by Section 4(2) and Regulation S under the United States Securities Act of 1933.

The Company has no properties that have proven to be commercially developable and has no significant revenues from mining operations. The rights and interests in the Tocantinzinho, Crepori and Circulo Properties in Brazil constitute the Company's current mineral holdings. While the Company believes its has sufficient working capital as of this date to meet its commitments during fiscal 2008, the Company cannot estimate with any degree of certainty either the time or the amount of funds that will be required to acquire and conduct additional exploration activities on new prospects. The Company may seek additional equity financing during fiscal 2008 and 2009, including that from the potential exercise of outstanding options and warrants. The inability of the Company to raise further equity financing could adversely affect the Company's business plan, including its ability to acquire additional properties and perform exploration activities on existing properties. If additional equity is not available, the Company may seek exploration partners to assist in funding acquisition or exploration efforts. Historically, the Company has been able to successfully raise capital as required for its business needs; however, no assurances are made by the Company that it can continue to raise debt or equity capital for a number of reasons including its history of losses and property writedowns, the fluctuation in the price of its common stock, the number of shares outstanding and the Company’s limited and speculative asset base of exploration properties and prospects.

D. Trend Information

The cyclical nature of the prices of metals, particularly the price of gold, is reasonably likely to have an effect on the Company’s liquidity and capital resources. If the price of gold or the worldwide demand for gold decreases, there would likely be an adverse effect on the Company’s ability to raise additional funding and attract exploration partners for its Properties.

4

E. Off-Balance Sheet Arrangements.

As of December 21, 2007, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Contractual Obligations

The Company's long-term debt and operating lease obligations as of October 31, 2007 were as follows (in U.S. dollars):

Contractual obligations	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long-term Debt	$ 1,895,000	$ 981,000	$ 914,000	$ -	$ -
Operating Lease Obligations -Mineral Properties	89,000	81,000	8,000	-	-
Total Contractual Obligations	$ 1,984,000	$ 1,062,000	$ 922,000	$ -	$ -

The long-term debt represents the discounted value of the two payments due under the agreement to acquire the common shares of Cachambix described in “B. Results of Operations” above. The obligations are due in equal installments of $1,000,000 (U.S.) each in February 2008 and 2009 and are recorded on the consolidated balance sheet of the Company as notes payable less unamortized discounts based on an imputed interest rate of 7.6%.

Additionally, the Company has lease payments required to maintain its current interests in its mineral properties. While these payments are not fixed obligations since the Company can abandon the mineral properties at any time without penalty or further payments, these payments are required in order to maintain the Company's interests. The timing of all such payments is as follows (all amounts are approximate and are in U.S. dollars): $37,000 and $388,000 for the years ended October 31, 2008 and 2009, respectively.

G. Related Parties

During the first three quarters of fiscal 2008 and 2007, a director was paid consulting fees of $137,895 and $45,000, respectively, for advisory services to the Company. Additionally, during fiscal 2008 another director was paid consulting fees of $10,000 for advisory services to the Company.

H. Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

Mineral Properties and Deferred Expenditures

Direct acquisitions, evaluation and exploration expenditures are capitalized, reduced by related sundry income, to be amortized over the recoverable mineral reserves if a property is commercially developed. When an area is disproved or abandoned, capitalized expenditures are written down to net realizable value.

Long-Lived Assets

Long-lived assets include mineral properties and deferred expenditures, and property and equipment. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds.

5

Income Taxes

The Company files a separate Canadian income tax return. The Company's United States subsidiaries file a consolidated United States income tax return. Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where net future income tax assets are not more likely than not to be realized.

Stock Based Compensation

The Company uses the fair value method to account for all stock-based payments to employees and non-employees granted after February 1, 2002 by measuring the compensation cost of the stock-based payments using the Black-Scholes option-pricing model. The fair value of the stock-based compensation is recorded as a charge to net earnings based on the vesting period with a credit to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Item 15.	Controls and Procedures.

(a) Evaluation of disclosure controls and procedures.

The term "disclosure controls and procedures" (defined in SEC rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within required time periods. The Company’s Chief Executive Officer, who also serves as the Company’s principal financial officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this quarterly report, and he concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

(b) Internal control over financial reporting.

Internal control over financial reporting is defined as a process designed by, or under the supervision of our Chief Executive and Financial Officer, and effected by our Board of Directors, through our audit committee, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. These include procedures that (i) pertain to maintenance in reasonable detail to accurately reflect our transactions and disposition of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures are being made only in accordance with the authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

We are not required to report management's assessment of the effectiveness of our internal controls over financial reporting, and we have not undertaken the kind of review of such controls that we would have been required to undertake if we were required to make such a report. However, we have noted certain deficiencies in our systems of internal control, from our limited reviews of such controls in connection with our review of disclosure controls and procedures above. These deficiencies include lack of segregation of duties, lack of formal accounting policy and procedures and related documentation, and lack of a formal budgeting process. We have not instituted new internal control processes related to these deficiencies, as has been characteristic of companies that have completed their review of internal controls and have had to report on the effect of such review. Accordingly, our internal control over financial reporting may be subject to control deficiencies as a result of the identified deficiencies reported herein as well as any that we have not identified.

6

(c) Changes in internal controls.

There were no changes in the internal controls over financial reporting that occurred during our fiscal quarter ended October 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

7

EXHIBIT 3

Form 52-109F2 - Certification of Interim Filings

I, Mark E. Jones, III, Chief Executive Officer of Brazauro Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Brazauro Resources Corporation (the “Company”) for the quarter ending October 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading, in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of the date and for the periods presented in the interim filings;

4. I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's GAAP.

5. I have caused the Company to disclose in the interim MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting .

Dated: December 21, 2007	/s/ Mark E. Jones, III Mark E. Jones, III Chief Executive Officer (and principal financial officer)

EXHIBIT 4

Form 52-109F2 - Certification of Interim Filings

I, Mark E. Jones, III, Chief Financial Officer of Brazauro Resources Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Brazauro Resources Corporation (the “Company”) for the quarter ending October 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading, in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of the date and for the periods presented in the interim filings;

4. I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's GAAP.

5. I have caused the Company to disclose in the interim MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting .

Dated: December 21, 2007	/s/ Mark E. Jones, III Mark E. Jones, III Chief Executive Officer (and principal financial officer)